SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)


                            HOWMET INTERNATIONAL INC.
                                (Name of Issuer)


                     Common Stock, par value $0.01 per share
                         (Title of Class of Securities)


                                    443208103
                                 (CUSIP Number)


                              Daniel S. Hapke, Jr.
                    Senior Vice President and General Counsel
                            Cordant Technologies Inc.
                               15 W. South Temple
                                   Suite 1600
                         Salt Lake City, Utah 84101-1532
                                 (801) 933-4000
                 -----------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                February 8, 1999
             (Date of Event which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].


         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

CUSIP No. 443208103                  13D                 Page  2   of  11  Pages

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Cordant Technologies Holding Company
     51-0336475
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     Bank    BK
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF
                    84,650,000
   SHARES      -----------------------------------------------------------------
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          -0-
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    84,650,000
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    -0-
-------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         84,650,000
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                     [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         84.6%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         CO

--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 443208103                  13D                 Page  3   of  11  Pages

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Cordant Technologies Inc.
     36-2678716
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     Bank    BK
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF
                           84,650,000
   SHARES      -----------------------------------------------------------------
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          -0-
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                           84,650,000
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                  -0-
-------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         84,650,000
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                     [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         84.6%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         CO; HC
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

ITEM 1.  SECURITY AND ISSUER.

                  This Schedule 13D (this "Schedule 13D") relates to shares of common stock, par value $0.01 per share (the "Shares") of Howmet International Inc., a Delaware corporation (the "Issuer"). The address of the principal executive office of the Issuer is 475 Steamboat Road, Greenwich, CT 06830.


ITEM 2.  IDENTITY AND BACKGROUND.

                  Cordant Technologies Inc., a Delaware corporation ("Cordant"), is filing this Schedule 13D on behalf of itself and Cordant Technologies Holding Company, a Delaware corporation and wholly-owned subsidiary of Cordant ("Holding" and, together with Cordant, the "Reporting Persons"), subject to a Joint Filing Agreement, dated as of February 18, 1999, between Cordant and Holding (the "Joint Filing Agreement"). As required by Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Exhibit 1 to this Schedule 13D contains the Joint Filing Agreement.

                  Cordant is a manufacturer of solid rocket propulsion systems, specialty fasteners and fastening systems, investment castings for aircraft and industrial gas turbine engines. Holding is a holding company for Cordant assets utilized in the businesses described in the foregoing sentence.

                  The address of the principal business and the principal office of Cordant is 15 W. South Temple, Suite 1600, Salt Lake City, UT 84101-1532. The address of the principal business and the principal office of Holding is 1105 North Market Street, Suite 1132, Wilmington, Delaware 19890.

                  Set forth on Schedule 1 attached hereto is a list of each executive officer and director of Cordant and Holding.

                  During the past five years, none of the Reporting Persons or any of the persons set forth on Schedule 1 has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to United States federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         In connection with (i) the purchase by Holding of 22,650,000 Shares (the "Purchased Shares"), (ii) the entering into of the New Standstill Agreement (as defined in Item 6 below) and (iii) the extension of the covenant not to compete contained in the Stockholders Agreement, dated as of December 2, 1997, among Cordant, Holding and Carlyle-Blade Acquisition Partners, L.P. (the transactions described in clauses (i) through (iii) collectively are referred to as the "Transactions"), the $385,050,000 used by Holding to consummate the Transactions (the "Funds") was loaned to Holding by Cordant pursuant to an intercompany arrangement. Cordant obtained the Funds by borrowing $385,050,000 under its short-term credit facility with The First National Bank of Chicago individually and as Administrative Agent (the "Credit Agreement"). A copy of the Credit Agreement is attached as Exhibit 2 to this Schedule 13D.


ITEM 4.  PURPOSE OF TRANSACTION.

         The Reporting Persons acquired the Purchased Shares from The Carlyle Group ("Carlyle") to increase their ownership of the Issuer from 62 percent to
84.6 percent of the outstanding Shares. The Reporting Persons had an option that was granted by Carlyle in December 1997 at the time of the Issuer's initial public offering (the "IPO") to acquire all of Carlyle's Shares. The option was exercisable beginning in December 1999 at a market-based price, and the acquisition of the Shares from Carlyle was made at this time to eliminate the uncertainty regarding the price and timing of the option exercise. In connection with Carlyle's sale of its Shares, Mr. William E. Conway, Jr., Carlyle's representative on the Board of Directors of the Issuer, advised Cordant of his intention to retire from the Issuer's Board of Directors effective at the 1999 Annual Meeting.

         The Reporting Persons have no present plans to acquire additional Shares. Cordant expects to review from time to time its strategic alternatives with respect to its Share ownership of the Issuer. Subject to the terms of the Corporate Agreement described in Item 6 below, and based upon such review and other factors including, among other things, market and economic conditions, the respective businesses, operations, financial condition and prospects of Cordant and the Issuer, and other business opportunities that may be available to Cordant, Cordant may decide in the future to increase its ownership interest in the Issuer. The description of the Corporate Agreement in Item 6 below is incorporated herein by reference.

         On February 12, 1999, the Issuer announced that on February 17, 1999 it planned to exercise its option to redeem all of its then outstanding 9% Series A Senior Cumulative Preferred Stock (the "Series A Preferred Stock") at an aggregate redemption price of $66,379,991, all of the shares of which are owned by Holding. On February 17, 1999, the redemption of the Series A Preferred Stock was consummated.

         Except as set forth above, the Reporting Persons have no present plans or proposals which would result in or relate to any of the matters described in paragraphs (a) - (j) of the instructions for completing Item 4.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Holding is the beneficial owner of 84,650,000 Shares directly owned by it, or approximately 84.6% of the Shares outstanding, including the Purchased Shares. Holding has the sole power to vote and the sole power to dispose of such Shares.

         Cordant, as the sole stockholder of Holding, may be deemed, for the purposes of Rule 13d-3 under the Exchange Act, to beneficially own indirectly the 84,650,000 Shares beneficially owned by Holding, or approximately 84.6% of the outstanding Shares.

         The percentage of Shares outstanding reported as beneficially owned by each Reporting Person herein on the date hereof is based upon 100,014,258 Shares outstanding as of the date hereof.

         On February 8, 1999, the Reporting Persons acquired the 22,650,000 Purchased Shares from Carlyle in connection with the consummation of the Transactions. The purchase price for the Transactions (including the Purchased Shares) was $385,050,000 in the aggregate.

         Other than the transactions described herein, there have been no other transactions in the Shares that were effected during the past 60 days by the Reporting Persons or any of the other persons set forth in Schedule 1 hereto.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
                WITH RESPECT TO SECURITIES OF THE ISSUER.

         In connection with the Issuer's IPO, the Reporting Persons and the Issuer entered into a Corporate Agreement, dated as of December 2, 1997 (the "Corporate Agreement"). Under the Corporate Agreement, the Reporting Persons agreed that without the consent of the Carlyle representative on the Issuer's Board, if any, and a majority (but not less than two) of the non-employee directors of the Issuer who are not directors or employees of the Reporting Persons, Carlyle or their respective affiliates, neither the Reporting Persons nor any of their affiliates may acquire Publicly Held Shares (as defined below) if, after such acquisition, the number of Publicly Held Shares would be less than 14% of the total number of Shares outstanding other than (i) pursuant to a tender offer to acquire all of the outstanding Shares not then beneficially owned by the Reporting Persons or (ii) pursuant to a merger or other business combination in which holders of all outstanding Publicly Held Shares are treated the same. "Publicly Held Shares" means outstanding Shares other than shares held by the Reporting Persons, Carlyle or any of their affiliates.

         Pursuant to the Corporate Agreement, the Issuer granted to Holding a preemptive right which gives Holding the right, upon any issuance or sale by the Issuer of its shares of capital stock, to purchase from the Issuer a number of such shares sufficient to maintain Cordant's percentage ownership of the Issuer's outstanding voting power and equity as of immediately prior to such issuance or sale. The Corporate Agreement also provides that each party shall use its good faith efforts to cause at least two members of the Issuer's Board of Directors to be independent directors within the meaning of the rules of the New York Stock Exchange regarding who may serve on the audit committee of a company listed on such exchange. Under the Corporate Agreement, the Issuer has also established a Committee of Independent Directors of the Issuer's Board of Directors to be responsible for approving the terms of all material agreements and transactions, and any material amendments to such agreements, between the Issuer and Cordant.

         The foregoing description of certain terms of the Corporate Agreement is qualified in its entirety by reference to the Corporate Agreement, a copy of which is contained as Exhibit 4.5 to the Howmet International Inc. Form 10-K for the fiscal year ended December 31, 1997 and which exhibit is incorporated herein by reference.

         As part of the Transactions being reported hereby, the Reporting Persons, on the one hand, and certain affiliates of

Carlyle (the "Carlyle Entities") and William E. Conway, Jr., on the other hand, amended and restated an existing standstill agreement (the "New Standstill Agreement"), which New Standstill Agreement provides that none of the Carlyle Entities nor Mr. Conway will, without the prior consent of Cordant's Board of Directors, among other things, acquire or otherwise increase their aggregate beneficial ownership of, or permit affiliates controlled by certain of the Carlyle Entities to so acquire, any securities of the Issuer or its wholly-owned subsidiary, Howmet Corporation (other than as a result of an acquisition of such class of securities by the Issuer or Howmet Corporation).

         The foregoing description of certain terms of the New Standstill Agreement is qualified in its entirety by reference to the New Standstill Agreement, a copy of which is attached hereto as Exhibit 4 and incorporated herein by reference.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.


Exhibit 1 Joint Filing Agreement, dated as of February 18, 1999, between Cordant Technologies Inc. and Cordant Technologies Holding Company.

Exhibit 2 Credit Agreement, dated as of February 5, 1999, among Cordant Technologies Inc., the First National Bank of Chicago, individually and as Administrative Agent, First Chicago Capital Markets, Inc., as Arranger, and the lending institutions thereto.

Exhibit 3* Corporate Agreement, dated as of December 2, 1997, among Cordant, Holding and the Issuer.

Exhibit 4 Second Amended and Restated Standstill Agreement, dated as of February 8, 1999, among Cordant, Holding, the Carlyle Entities and William E. Conway, Jr.


_________________________

* Incorporated by reference to Exhibit 4.5 to the Howmet International Inc. Form 10-K for the fiscal year ended December 31, 1997.

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        CORDANT TECHNOLOGIES INC.



                                        By: /s/ Daniel S. Hapke, Jr.
                                            -----------------------------------
                                            Name:  Daniel S. Hapke, Jr.
                                            Title: Senior Vice President
                                                   and General Counsel



                                        CORDANT TECHNOLOGIES HOLDING COMPANY



                                        By: /s/ Richard L. Corbin
                                            -----------------------------------
                                            Name:  Richard L. Corbin
                                            Title: President

                                   SCHEDULE 1

Set forth below are the names of the executive officers and directors of the Reporting Persons. Unless otherwise noted, each such person is a full-time employee of Cordant. The principal business address of each such person is 15 W. South Temple, Suite 1600, Salt Lake City, Utah 84101.

I.   CORDANT TECHNOLOGIES HOLDING COMPANY

     1.  Directors of Cordant Technologies Holding Company:

                      Richard L. Corbin
                      Tidal W. McCoy
                      Edward T. Hendrixson

     2.  Executive Officers of Cordant Technologies Holding Company:

                      Richard L. Corbin, President
                      Tidal W. McCoy, Vice President
                      Edward T. Hendrixson, Treasurer and Secretary Paul Cherecwich, Jr., Assistant Treasurer
                      Edwin M. North, Assistant Secretary
                      Douglas A. Eyre, Assistant Treasurer

     3.  Current Principal Occupation or Employment:

         Mr. Hendrixson is an account administrator for Delaware Management Company.

II.  CORDANT TECHNOLOGIES INC.

     1.  Directors of Cordant Technologies Inc.:

                       James R. Wilson, Chairman of the Board
                       Neil A. Armstrong
                       David J. Lesar
                       Michael P.C. Carns
                       Charles S. Locke
                       Edsel D. Dunford
                       Larry Moore
                       Robert H. Jenkins
                       William O. Studeman
                       Steven G. Lamb
                       Donald C. Trauscht

     2.  Executive Officers of Cordant Technologies Inc.:

             James R. Wilson, Chairman of the Board, President and Chief
               Executive Officer

             Richard L. Corbin, Executive Vice President and Chief Financial
               Officer
             Daniel S. Hapke, Jr., Senior Vice President, General Counsel and
               Assistant Secretary
             James E. McNulty, Executive Vice President, Human Resources and
               Administration
             Robert L. Crippen, Vice President, President Thiokol Propulsion Bruce M. Zorich, Vice President, President Huck International, Inc. Michael R. Ayers, Vice President and Controller
             Nicholas J. Iuanow, Vice President and Treasurer
             Edwin M. North, Vice President and Corporate Secretary

     3.  Current Principal Occupation or Employment:

             a. Mr. Armstrong currently serves as Chairman of AIL Systems, Inc., an electronics and systems company with sales primarily to the federal government.
             b. General Carns is President and Executive Director of the Center of International Political Economy, a policy research group.
             c.   Mr. Dunford currently is retired.
             d. Mr. Jenkins is the Chairman of the Board, President and Chief Executive Officer of Sundstrand
                  Corporation, a company that designs and manufactures proprietary technology-based components and subsystems serving world industrial and aerospace markets.
             e. Mr. Lamb is the President and Chief Operating Officer of Case Corporation, a manufacturer of farm and light to medium size construction equipment.
             f.   Mr. Lesar is the President and Chief Operating
                  Officer of Halliburton Company, a global energy, engineering and services company.
             g.   Mr. Locke currently is retired.
             h.   Mr. Moore currently is retired.
             i.   Admiral Studeman is the Vice President and Deputy
                  General Manager, TRW Systems and Technology Group (intelligence programs of TRW, an automotive, space defense and information technologies company).
             j. Mr. Trauscht is Chairman of BW Capital Corporation, a private investment company.
             k. Mr. Wilson is Chairman of the Board, President and Chief Executive Officer of Cordant.